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Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(millions except ratios)
Income before provision for income taxes and minority interest	$501	$287	$793	$309	$854	$635	$931
Add back fixed charges:
Interest on indebtedness	55	59	124	127	140	105	87
Interest credited on investment-type insurance contracts	2	21	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	27	28	59	57	54	49	51

Income as adjusted	$585	$395	$1,005	$549	$1,119	$867	$1,143

Fixed charges and preferred stock dividends:
Interest on indebtedness	$55	$59	$124	$127	$140	$105	$87
Preferred stock dividends	31	35	58	70	70	70	70

Interest and dividends	86	94	182	197	210	175	157
Interest credited on investment-type insurance contracts	2	21	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	27	28	59	57	54	49	51

Total fixed charges and preferred stock dividends	$115	$143	$270	$310	$335	$302	$282

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	5.1	2.8	3.7	1.8	3.3	2.9	4.1

(1)
Included in total fixed charges and preferred stock dividends are $29 million and $33 million for the six months ended June 30, 2003 and 2002, respectively, $54 million for the year ended December 31, 2002 and $66 million for the years ended December 31, 2001, 2000, 1999 and 1998, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of income.

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  Exhibit 12(b)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends